Filed Pursuant to Rule 433

TERM SHEET

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-956-2937.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

PHH Mortgage Corporation
Sponsor and Master Servicer
PHH Mortgage Capital LLC
Depositor
PHHMC Series 2006-4 Trust
Issuing Entity

PHHMC Mortgage Pass-Through Certificates, Series 2006-4

William J. Mayer Securities, LLC

For use with base prospectus dated June 26, 2006 and the term sheet supplement dated October 27, 2006
The date of this term sheet is November 1, 2006

[TPW: NYLEGAL:583433.7] 18611-00222 10/30/2006 10:06 PM

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the related base prospectus, dated June 26, 2006, which provides general information, some of which may not apply to the offered certificates;

•
the term sheet supplement, dated October 27, 2006, which provides general information about series of certificates issued pursuant to the depositor’s securitization program, some of which may not apply to the offered certificates; and

•
this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates are reflected in the table below.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Capitalized terms used but not defined herein having the meanings assigned to them in the related term sheet supplement or the base prospectus.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled “Risk Factors” in the term sheet supplement.

Recent Developments

In a Current Report on Form 8-K that PHH Corporation (“PHH”) filed on October 30, 2006, PHH reported that it expected to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) by mid-November 2006. PHH also reported that it was unable to provide an expected date for the filing of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (collectively, the “2006 Form 10-Qs”).

PHH previously disclosed in its Form 8-K filings of March 1, 2006, March 17, 2006, May 11, 2006, June 12, 2006, July 21, 2006, August 16, 2006, September 26, 2006, September 28, 2006, as well as in the October 30, 2006 Form 8-K (collectively, the “Form 8-Ks”), that it was evaluating accounting matters regarding transactions surrounding its spin-off (“Spin-Off”) from Cendant Corporation (“Cendant”) and certain other matters not related to the Spin-Off.

In the October 30, 2006 Form 8-K, PHH reported, as previously disclosed in its Form 8-K filing of July 21, 2006, that on July 17, 2006, the Audit Committee of its Board of Directors concluded that PHH’s audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and its unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Prior Financial Statements”) and the related reports of its independent registered public accounting firm should not be relied upon because of errors in the Prior Financial Statements. PHH reported that it had determined that the correction of these errors was material and would require the restatement of certain of its Prior Financial Statements. PHH reported on October 30, 2006 that the restatement adjustments would correct certain historical accounting policies to conform those policies to accounting principles generally accepted in the U.S. (“GAAP”) and correct errors made in the application of GAAP, including but not limited to errors described in the Form 8-Ks.

PHH reported that it had determined that it will restate its audited financial statements and related disclosures for the years ended December 31, 2003 and 2004 in its 2005 Form 10-K. PHH reported that certain restatement adjustments affecting its audited annual financial statements for periods prior to December 31, 2003 will also be reflected in the Selected Consolidated Financial Data appearing in the 2005 Form 10-K and that certain restatement adjustments also affect its unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, previously filed in its Quarterly Reports on Form 10-Q. PHH reported that these restatement adjustments will similarly be reflected in the Selected Unaudited Quarterly Financial Data appearing in the 2005 Form 10-K and, with respect to the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, will be reflected in the 2006 Form 10-Qs, which PHH plans to file subsequent to the filing of the 2005 Form 10-K.

PHH reported that as part of this determination, it had concluded that it will not amend its previously-filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for periods affected by the restatement adjustments, and accordingly the financial statements, related financial information and the reports of its independent registered public accounting firm contained in such reports should not be relied upon even after it files the 2005 Form 10-K and the 2006 Form 10-Qs. PHH reported that all restatement adjustments impacting its previously-filed Quarterly Reports on Form 10-Q for fiscal quarters in 2005 would be reflected in its 2006 Form 10-Qs. PHH reported that it had discussed the aforementioned restatement matters with the Audit Committee of its Board of Directors and Deloitte & Touche LLP, its independent registered public accounting firm.

PHH reported on September 26, 2006 that it continues to make the completion of its financial statements for fiscal year 2005 and the related SEC periodic report filings a top priority and that it has devoted substantial internal and external resources to the completion of its 2005 financial statements and related matters. PHH reported that it expects that as a result of these efforts, along with efforts to complete its assessment of internal controls over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, it will incur incremental fees and expenses for additional auditor services, financial and other consulting services, legal services and liquidity waivers of approximately $30 million to $35 million. PHH reported that through September 25, 2006, it had been invoiced for incremental fees and expenses of approximately $27 million, of which it expects $7 million will be recorded in 2005. PHH reported that while it did not expect fees and expenses relating to the preparation of its financial results for future periods to remain at this level, it expected that these fees and expenses would remain relatively higher than historical fees and expenses in this category for the next several quarters.

On September 28, 2006, PHH reported that it concluded its evaluation of the following accounting matters:

•
PHH reported that it had reevaluated the appropriateness of including a portion of mortgage reinsurance premiums as a component of the cash flows of its mortgage servicing rights (“MSRs”). PHH reported that prior to the second quarter of 2003, it capitalized the estimated future cash flows related to mortgage reinsurance premiums as part of its MSRs. PHH reported that it ceased capitalizing new mortgage reinsurance premiums in the second quarter of 2003 and the balance of previously capitalized mortgage reinsurance premiums was fully amortized as of the end of the first quarter of 2005. PHH reported that it will change this accounting treatment, which it expects will impact only the timing of revenue recognition. PHH reported that it expected this change will result in decreases in pre-tax income of approximately $108 million in years prior to 2001 and $5 million in 2001, and offsetting increases in pre-tax income of approximately $13 million in 2002, $71 million in 2003, $27 million in 2004 and $2 million in the nine months ended September 30, 2005.

•
PHH reported that it had concluded the reevaluation of available documentation required to employ Statement on Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) hedge accounting for certain derivative financial instruments used to hedge interest rate risk for the years 2001 through 2005. PHH reported that this reevaluation and errors in applying other requirements of SFAS 133 will result in the disallowance of hedge accounting previously used for these hedging arrangements. PHH reported that it expects the net impact will result in increases in pre-tax income of approximately $8 million in 2001 and $3 million in 2002, and decreases in pre-tax income of approximately $4 million in 2003 and $1 million in 2004, and an increase in pre-tax income of approximately $2 million in the nine months ended September 30, 2005.

•
PHH reported that it had concluded the reevaluation of the timing of recognition of motor company monies that impact the basis in its leased vehicles and depreciation methodologies applied to certain of its leased vehicles, which PHH expects will result in changes to its depreciation expense. PHH reported that it expects the aggregate impact of this reevaluation will result in net decreases to pre-tax income of approximately $10 million in years prior to 2001, $2 million in 2001 and $1 million in 2002, partially offset by net increases to pre-tax income of approximately $1 million in 2003, $6 million in 2004, and $2 million in the nine months ended September 30, 2005.

•
PHH reported that it had concluded the evaluation of the appropriateness of recording a tax expense in the first quarter of 2005 associated with the Spin-Off relating to a tax liability it incurred associated with its distribution of Speedy Title & Appraisal Review Services, LLC (“STARS”) to Cendant in 2002. PHH reported that it believes this liability should have been recorded in 2002 as an equity adjustment associated with the distribution of STARS to Cendant. PHH reported that it expects that this adjustment will reduce tax expense in the first quarter of 2005 by approximately $24 million, but have no net impact on equity.

•
PHH reported that it had concluded the evaluation of the appropriateness of not recording certain amounts relating to an audit by the Canadian tax authorities of the goods and service tax, which was resolved resulting in additional taxes, interest and penalties of approximately $2 million to be recorded in the fourth quarter of 2005.

•
PHH reported that it had concluded the reevaluation of $21 million of certain intangibles related to trademarks and customer lists in connection with the goodwill reallocation recorded at the time of the Spin-Off and the resulting goodwill impairment previously recorded in the first quarter of 2005. PHH reported that of the total $21 million amount, it believes that there will be no change to $16 million previously recorded as trademarks, however, it believes that the $5 million previously recorded as customer lists should have been reallocated to goodwill as part of an acquisition in 2001 and will be resolved with the $239 million goodwill impairment matter.

•
PHH reported that it had determined that depreciation expense of its Fleet Management Services segment will not be deducted from its reported gross revenues when reporting net revenues. PHH reported that this reclassification has no impact on its net income for any period and relates to financial statement presentation only. PHH reported that it expects that the correction of this error will increase its reported net revenues by approximately $0.8 billion in 2001, $1.0 billion in 2002, $1.1 billion in 2003, $1.1 billion in 2004 and $0.9 billion in the nine months ended September 30, 2005, with a corresponding increase in expenses by the same amount in each period.

•
PHH reported that it had historically reported its business operations and financial statements in two operating segments, a Mortgage Services segment and Fleet Management Services segment. PHH reported that in conjunction with the preparation of its fourth quarter 2005 financial statements, it had determined that its business operations and financial statements will be reported in three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. PHH reported that as a result of this change in segments, the financial information as previously-reported in its Mortgage Services segment and appearing in the 2005 Form 10-K and subsequent SEC filings will reflect the separation of its Mortgage Services segment into a Mortgage Production segment and a Mortgage Servicing segment.

On October 30, 2006, PHH reported that it concluded its evaluation of the following accounting matters:

•
PHH reported that it had reevaluated its conclusion regarding the appropriateness of certain Spin-Off deferred tax assets relating to net operating loss carryforwards (“NOLs”) initially allocated to it as of the date of the Spin-Off. PHH reported that on October 27, 2006, the Audit Committee of its Board of Directors, after consultation with and review of the conclusions of management, determined that $15 million of NOLs was no longer allocable to PHH and will be written-off through a reduction in shareholder’s equity in the fourth quarter of 2005. PHH reported that it expected to utilize $9 million of the NOLs previously allocated to it in its 2005 tax returns but it may need to write off these NOLs to shareholder’s equity, subject to the final allocation of NOLs from Cendant, which is expected to occur in the fourth quarter of 2006.

•
PHH reported that it had determined that it will need to correct the timing of revenue recognition prior to the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) related to loan sales from PHH Mortgage to Bishops Gate Residential Mortgage Trust (“Bishop’s Gate”). PHH reported that prior to the date of adoption of FIN 46 on July 1, 2003 and the related consolidation of Bishop’s Gate, it recorded loan sales to Bishop’s Gate at the time of the sale; however, it deferred the gain on sale until Bishop’s Gate sold the loans to third party investors. PHH reported that the restatement will recognize the gain on sale at the time of sale to Bishop’s Gate for the periods prior to Bishop’s Gate’s consolidation in 2003. PHH reported that the impact of the restatement will be an increase in pre-tax income of $17 million in years prior to 2001, a decrease in pre-tax income of $1 million in 2001, and increases in pre-tax income of $28 million in 2002 and $16 million in 2003. PHH reported that the restatement also reduces pre-tax income by $60 million in 2003 through the adjustment for the cumulative effect of adoption of FIN 46 and that there is no impact to its shareholder’s equity for periods after December 31, 2003 as a result of this restatement.

•
PHH reported that it had completed its evaluation of the need for reserves and valuation allowances for tax contingencies for 2005 and has established a provision of $15 million, which will be reflected as a charge to net income in the fourth quarter of 2005.

On October 30, 2006, PHH reported that it was continuing to evaluate the goodwill impairment recorded in the first quarter of 2005. PHH reported that on October 27, 2006, the Audit Committee of its Board of Directors, after consultation with and review of the conclusions of management, determined that the amount of goodwill allocated to it as part of Cendant’s 2001 acquisition of Avis Group Holdings, Inc. was improper and will need to be reduced. PHH reported that it had also determined that substantially all of the allocated goodwill was impaired prior to 2005. PHH reported that it is continuing to evaluate what portion of the goodwill impairment should properly have been recorded in periods prior to 2005.

PHH reported that because the preparation of its financial statements continues, certain of the accounting matters identified as well as the potential impact of certain of these matters on its financial statements have not yet been finalized and are subject to change. PHH reported that, as it continues the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of its financial statements, additional material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of its financial statements for prior periods or prior fiscal years beyond those that it has already disclosed.

PHH also reported on September 28, 2006 that it has not completed its assessment of internal controls over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). PHH reported that it had, however, identified a number of internal control deficiencies, some of which, alone or in the aggregate with other internal control deficiencies, have been classified as material weaknesses. PHH reported that this will result in a determination by management that its internal control over financial reporting was not effective as of December 31, 2005.

PHH reported that while it is continuing the completion of its assessment of internal controls over financial reporting, it had identified the following broad areas where material weaknesses existed as of December 31, 2005: (1) insufficient leadership and accounting control expertise leading to an ineffective control environment; (2) ineffective controls over financial closing and reporting processes; (3) ineffective controls, including policies and procedures, over accounting for certain derivative financial instruments; (4) ineffective controls over accounting for income taxes; and (5) ineffective controls relative to contract administration. PHH reported that as it completes its assessment, additional material weaknesses may be identified.

PHH reported that its disclosure controls and procedures (as defined under the Exchange Act) as of the year ended December 31, 2005 and the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006 were not effective. PHH reported that it anticipates that its disclosure controls and procedures as of September 30, 2006 will also be determined to be not effective.

PHH reported that it has engaged in, and continues to engage in, substantial efforts to address the identified material weaknesses in its internal control over financial reporting and the ineffectiveness of its disclosure controls and procedures. PHH reported that it is management’s goal to remediate as many material weaknesses as feasible in 2006. PHH reported the following on-going changes to its internal control over financial reporting subsequent to December 31, 2005 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting:

•
PHH reported that it significantly strengthened its executive management ranks during the first quarter of 2006, including the appointment of a new Chief Financial Officer. PHH reported that it had added resources to its finance, tax and accounting staff and is actively recruiting other staff with financial reporting and internal control expertise. PHH reported that it has also engaged outside consultants to augment these areas and provide internal control expertise. PHH reported that it expects to add an adequate number of experienced finance and accounting personnel to eliminate the delays in financial statement preparation and other issues that have occurred in the past. In addition, PHH reported that training of the finance and accounting staff will be formalized and enhanced during the remainder of 2006. PHH reported that it had engaged a firm to serve as its internal audit co-source provider for 2006.

•
PHH reported that in the third quarter of 2006, it engaged a firm to lead its SOX readiness efforts for 2006 and assist it with its assessment of the effectiveness of internal control over financial reporting for 2005. PHH reported that its management also formed a SOX Steering Committee to oversee the remainder of its 2005 SOX assessment and to implement and oversee the 2006 SOX assessment process. PHH reported that the committee meets regularly to review significant findings and resolve issues and that its SOX team also reports progress and summary results to the Audit Committee on a regular basis. PHH reported that in the third quarter it also initiated periodic communications from executive management regarding the importance of adherence to internal controls and company policies and is implementing a series of internal control training programs to reach all employees beginning in the fourth quarter of 2006.

•	PHH reported that throughout 2006 it focused resources on financial restatement items and related journal entries and it is enhancing its accounting policies and procedures for each of its businesses.

•
PHH reported that it will begin the process of revising and implementing other policies and procedures in the fourth quarter of 2006. PHH reported that its management will also begin designing controls to ensure compliance with these enhanced policies and procedures in key areas, including taxes, contract administration and accounting for derivatives.

PHH reported that its continuing remediation efforts noted above are subject to its internal control assessment, testing and evaluation processes. PHH reported that while these efforts continue, it would rely on additional substantive procedures and other measures as needed to assist it with meeting the objectives otherwise fulfilled by an effective control environment. PHH reported that as a result, it expected that once it commences the review of first and second quarter 2006 financial statements, its internal control over financial reporting will not be effective as of March 31, 2006 and June 30, 2006, respectively. PHH reported that additional discussion regarding its controls and procedures will be included in the 2005 Form 10-K and the 2006 Form 10-Qs when filed.

PHH reported that it continued to believe it had adequate liquidity to fund its operating cash needs. PHH reported that it had previously obtained certain waivers and continues to seek additional waivers extending the date for delivery of its audited financial statements, or the audited financial statements of its subsidiaries, and other documents related to such financial statements to certain lenders, trustees and other third parties in connection with certain of its financing, servicing, hedging and related agreements and instruments (collectively, the “Financing Agreements”).

On July 21, 2006, PHH reported that it has obtained certain waivers and continues to seek additional waivers extending the date for delivery of the audited financial statements of its subsidiaries and other documents related to such financial statements to certain regulators, investors in mortgage loans and other third parties in order to satisfy state mortgage licensing regulations and certain contractual requirements. PHH reported that it would continue to seek similar waivers as a result of the aforementioned accounting matters as may be necessary, however there could be no assurance that it could obtain any such waivers, or that any waivers obtained, including the waivers it has already obtained, would extend for a sufficient period of time to avoid restrictions on its business operations.

In a Current Report on Form 8-K that PHH filed on July 24, 2006, it reported that it entered into an unsecured $750 million Credit Agreement (the “Credit Agreement”), dated as of July 21, 2006, among PHH, Citicorp North America, Inc. and Wachovia Bank, National Association, as syndication agents; J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners; the lenders referred to therein (the “Lenders”); and JPMorgan Chase Bank, N.A., as a Lender and as administrative agent for the Lenders. The Credit Agreement provides $750 million of capacity solely for the repayment of the unsecured medium term notes (the “MTNs”) issued under PHH’s public notes indenture. PHH reported that the capacity under the Credit Agreement together with the excess capacity available under its existing unsecured credit facilities provides sufficient liquidity to fund the outstanding balance of its MTNs. PHH reported that because it has failed to deliver the financial statements required under the public notes indenture related to the MTNs, it intended to launch a tender offer and consent solicitation in order either to retire the outstanding MTNs or obtain the requisite consents from the holders of the MTNs to waive compliance with the covenant requiring delivery of its financial statements. PHH reported that there were no borrowings outstanding under the Credit Agreement as of July 21, 2006.

In a Current Report on Form 8-K that PHH filed on August 16, 2006, it reported that on August 16, 2006 it commenced a cash tender offer and consent solicitation (the “Offer”) to the holders (the “Noteholders”) of the MTNs. PHH reported that if the Offer is successful, it would do one or a combination of the following: (i) retire the outstanding MTNs from tendering Noteholders, or (ii) obtain consent (the “Consent”) from the holders of at least a majority in principal amount of the outstanding MTNs to (a) amend certain provisions of the Indenture governing the MTNs, dated as of November 6, 2000 by and between PHH and J.P. Morgan Trust Company, N.A. (as successor trustee for Bank One Trust Company, N.A.) (as amended and supplemented to August 16, 2006, the “2000 Indenture”) regarding, among other things, the requirement to file with the SEC and the trustee the annual reports, quarterly reports and other documents (the “SEC Reports”) required under the Exchange Act, and (b) waive certain defaults and potential events of default under the 2000 Indenture. Noteholders who tender their MTNs will be deemed to have provided their Consent. PHH reported that it had not received a notice of default, from the Noteholders or the trustee under the 2000 Indenture, but if it receives such a notice and the default or defaults are not cured within 90 days of the notice, the Noteholders would be entitled to cause the principal amount and accrued and unpaid interest on the MTNs to become immediately due and payable.

PHH reported that the capacity under the Credit Agreement together with the excess capacity available under its existing unsecured credit facilities provides sufficient liquidity to fund the outstanding balance of the MTNs, and it continues to believe it has adequate liquidity to fund its operating cash needs.

PHH reported that its revolving credit facilities and various other Financing Agreements require, among other things that PHH file, and/or deliver to the various lenders and trustees (within various specified periods of time), its financial statements or the financial statements of its mortgage services segment. PHH reported that it has discussed the accounting matters disclosed in its previously-filed Forms 8-K with its principal lenders.

PHH reported on September 26, 2006 that it had obtained waivers under its $1.3 billion Five Year Competitive Advance and Revolving Credit Agreement, $500 million Revolving Credit Agreement, the Credit Agreement and the Liquidity Agreement on September 19, 2006 which waive certain potential breaches of covenants under those instruments and extend the deadlines (the “Extended Deadlines”) for the delivery of its financial statements and other documents to the various lenders under those instruments. PHH reported that the Extended Deadline for the 2005 Form 10-K is now November 30, 2006 and the Extended Deadline for the 2006 Form 10-Qs is now December 29, 2006. PHH reported that it did not obtain a waiver for the delivery date for the Chesapeake Funding, LLC, annual servicing report because it expected to provide this report to the lenders on or before the existing September 30, 2006 deadline.

Under certain of PHH’s Financing Agreements, the lenders or trustees have the right to notify PHH if they believe PHH has breached a covenant under the operative documents and may declare an event of default. If PHH receives notice and is unable to cure the events of default or obtain necessary waivers within the required time periods or certain extended time periods, the maturity of some debt could be accelerated, and PHH’s ability to incur additional indebtedness could be restricted. Moreover, defaults under certain of PHH’s Financing Arrangements would trigger cross-default provisions under certain of PHH’s other Financing Arrangements. PHH reported on September 26, 2006 that it had not received any notices of default accelerating its payment of its currently outstanding indebtedness.

PHH reported that there can be no assurance that any additional waivers under any of its Financing Agreements would be received on a timely basis, if at all, or that any waivers obtained, including the waivers it had already obtained as described above, would extend for a sufficient period of time to avoid an acceleration event, an event of default or other restrictions on its business operations. Moreover, PHH reported, failure to obtain waivers could be material and adverse to its business, liquidity and financial condition.

PHH reported that it had obtained certain waivers and continues to seek additional waivers extending the date for delivery of the audited financial statements of its subsidiaries and other documents related to such financial statements to certain regulators, investors in mortgage loans and other third parties in order to satisfy state mortgage licensing regulations and certain contractual requirements. PHH reported that certain of its waivers with state mortgage licensing regulators expire on September 30, 2006 and that it expected to complete the preparation of the consolidated financial statements of PHH Mortgage and its subsidiaries by September 30, 2006 in connection with these regulatory and contractual requirements. PHH reported that it would continue to seek similar waivers as a result of the aforementioned accounting matters as may be necessary but that there can be no assurance that any required waivers will be received on a timely basis, if at all, or that any waivers obtained, including the waivers it had already obtained, would extend for a sufficient period of time to avoid restrictions on its business operations. PHH reported that the failure to obtain waivers from investors in mortgage loans and other parties or the loss of licenses to do mortgage business in one or more states could be material and adverse to its business, liquidity and financial condition.

PHH reported that Bishop’s Gate, a consolidated special purpose entity, is a party to a Base Indenture dated December 11, 1998 (the “Bishop’s Gate Indenture”) between The Bank of New York, as indenture trustee (the “BG Trustee”), and Bishop’s Gate, under which Bishop’s Gate Residential Mortgage Loan Medium Term Notes, Variable Rate Notes, Series 1999-1, Due 2006 and Variable Rate Notes, Series 2001-2, Due 2008 (collectively, the “Notes”) in the aggregate outstanding principal amount of $800 million were issued. PHH reported that Bishop's Gate had received all of the required approvals and executed a Supplemental Indenture waiving any event of default arising as a result of the failure to provide the BG Trustee with its and certain other audited annual and unaudited quarterly financial statements as required. PHH reported that this waiver will be effective provided that such financial statements are delivered to the BG Trustee and the rating agencies by the Extended Deadlines. PHH also reported that a waiver of any default under Bishop's Gate's Amended and Restated Liquidity Agreement (the “Liquidity Agreement”), dated as of December 11, 1998, as further amended and restated as of December 2, 2003, among Bishop’s Gate, certain banks listed therein and JPMorgan Chase Bank, as Agent for failure to deliver the required financial statements by the Extended Deadline was also executed. PHH reported that Bishop’s Gate maintains committed capacity of approximately $2.3 billion to fund eligible mortgage loans.

PHH reported on October 30, 2006 that PHH Mortgage amended its committed mortgage repurchase facility (the “Facility”) by executing the Fifth Amended and Restated Master Repurchase Agreement (the “Repurchase Agreement”) and the Servicing Agreement (together with the Repurchase Agreement, the “Amended Agreements”), each dated as of October 30, 2006 and among Sheffield Receivables Corporation, as conduit principal, Barclays Bank PLC, as administrative agent, PHH Mortgage, as seller and servicer, and PHH, as guarantor. PHH reported that the Facility is used to finance mortgage loans held for sale by PHH Mortgage.

PHH reported that the Amended Agreements increase the capacity of the Facility from $500 million to $750 million, expand the eligibility of underlying mortgage loan collateral, and modify certain other covenants and terms. In addition, PHH reported that the Facility has been modified to conform to the revised bankruptcy remoteness rules with regard to repurchase facilities adopted by the Internal Revenue Service in October 2005. PHH reported that the Facility has a one-year term expiring on October 29, 2007 that is renewable on an annual basis, subject to agreement by the parties. PHH reported that the assets collateralizing this Facility are not available to pay PHH’s general obligations.

PHH reported on August 16, 2006 that in March and April, 2006, several class actions were filed against it, its Chief Executive Officer and its former Chief Financial Officer in the U.S. District Court for the District of New Jersey. PHH reported that the plaintiffs purport to represent a class consisting of persons who purchased PHH’s common stock between May 12, 2005 and March 1, 2006 (the “Class Period”). PHH reported that the plaintiffs alleged among other things, that the defendants violated the Exchange Act by failing to make complete and accurate disclosures concerning reported deferred tax assets and net income during the Class Period.

PHH reported that also in March and April, 2006, two derivative actions were filed in the U.S. District Court for the District of New Jersey against it, its former Chief Financial Officer and each member of its Board of Directors. PHH reported that one of these derivative actions has since been voluntarily dismissed by the plaintiff. PHH reported that the remaining derivative action alleges breaches of fiduciary duty and related claims based on substantially the same factual allegations as to reported deferred tax assets and net income as the class actions described above as well as based on an alleged overstatement of goodwill. PHH reported that it intends to vigorously defend against these actions, but, due to the inherent uncertainties of litigation and because these actions are at a preliminary stage, it cannot predict the outcome of these matters at this time.

In a Current Report on Form 8-K that PHH filed on August 30, 2006, it reported that it had received the requisite consents related to the Offer and extended the deadline for Noteholders to deliver their consent to 5:00 p.m., New York City time, on September 13, 2006.

In a Current Report on Form 8-K that PHH filed on September 1, 2006, it reported that on August 31, 2006, PHH and J.P. Morgan Trust Company, N.A. (as successor in interest to Bank One Trust Company, N.A.), as Trustee (the “PHH Trustee”), entered into Supplemental Indenture No. 4 (the “Supplement”) to the 2000 Indenture, as amended or supplemented to August 31, 2006 (the “Amended 2000 Indenture”).

The Supplement provides that during the period beginning August 31, 2006 and ending on the Covenant Reversion Date (as defined below), a failure to comply with the requirements to (i) file with the SEC, and deliver to the PHH Trustee, the SEC Reports and (ii) deliver to the PHH Trustee a written statement regarding compliance with PHH’s obligations under the Amended 2000 Indenture and a description of any known defaults under the Amended 2000 Indenture (clauses (i) and (ii) together, the “Requirements”) will not constitute a default or event of default under the Amended 2000 Indenture. Failure to comply with the Requirements as of the Covenant Reversion Date will constitute a default under the Amended 2000 Indenture. The Supplement also provides that all defaults that shall have occurred prior to August 31, 2006 relating to PHH’s failure to comply with the Requirements are waived. The “Covenant Reversion Date” means the earliest of 5:30 p.m., New York City time, on (i) the business day following PHH’s failure to pay the initial consent fee and consideration for tendered securities, if due, in accordance with the Offer, and the related Letter of Transmittal, each as may be amended and supplemented from time to time (the “Offer Documents”), (ii) the business day following PHH’s failure to pay the additional consent fee, if due, in accordance with the Offer Documents and (iii) December 31, 2006.

PHH reported on September 26, 2006 that on September 14, 2006 it concluded the Offer and that it had announced that it received consents on behalf of approximately $585 million and tenders on behalf of approximately $416 million of the aggregate principal amount of the $1.081 billion of the MTNs (together representing approximately 93% of the outstanding principal amount thereof).

In a Current Report on Form 8-K that PHH filed on September 29, 2006, PHH reported that it received an extension of the deadline to file its 2005 Form 10-K from the New York Stock Exchange LLC (the “NYSE”). PHH reported that this extension allows for the continued listing of its Common Stock through January 2, 2007, subject to review by the NYSE on an ongoing basis. PHH reported that during the extension period, trading of shares of its Common Stock on the NYSE will remain unaffected. PHH also reported that in the event that it does not file the 2005 Form 10-K with the SEC by January 2, 2007, it may request an additional extension from the NYSE. PHH reported that if an additional extension were granted, it could have until April 2, 2007 to file the 2005 Form 10-K with the SEC, after which NYSE Rule 802.01E would require the NYSE to move forward with the initiation of suspension and delisting procedures.

PHH disclosed the developments discussed above in Form 8-K reports that it filed with the SEC on March 1, March 13, March 17, April 6, April 27, May 11, June 12, July 21, July 24, August 16, August 30, September 1, September 26, September 28, September 29, and October 30, 2006, respectively, which reports you can find on the SEC website at www.sec.gov. The developments described in this section and in these SEC filings could have a material adverse effect on the business, liquidity and financial condition of PHH and on the ability of PHH Mortgage to service the mortgage loans and perform its duties under the Agreement. The inability of PHH Mortgage to perform these functions could have a material adverse effect on the value of the certificates. These Form 8-K reports shall not be deemed to be incorporated by reference into this prospectus supplement or the depositor’s registration statement.

Offered Certificates

Class	Pass-Through Rate	Initial Certificate Principal Balance(1)	Initial Rating (Fitch)(2)	WAL (years)(3)	Designation
Class A Certificates:
A-1	Variable Rate(4)	$15,455,070	AAA	3.22	Super Senior/Accretion Directed/Variable Rate
A-2	Variable Rate(4)	$493,247	AAA	3.22	Senior Support/Accretion Directed/Variable Rate
A-4	Variable Rate(5)	$32,071,030	AAA	3.91	Senior/PAC/Accretion Directed/Variable Rate
A-5	0.92%	$0(6)	AAA	N/A	Senior/Interest Only/Fixed Rate
A-6	Variable Rate(4)	$52,700,000	AAA	3.57	Senior/Companion/Accretion Directed/Variable Rate
A-7	Variable Rate(4)	$10,000,000	AAA	3.70	Senior/Accretion Directed/Variable Rate
Total Offered Class A Certificates:		$110,719,347*
Class R Certificates:
R-I	Variable Rate(4)	$50	AAA	0.05	Senior/Residual/Variable Rate
R-II	Variable Rate(4)	$50	AAA	0.05	Senior/Residual/Variable Rate
Class B Certificates:
B-1	Variable Rate(4)	$6,370,000	AA	10.43	Subordinate/Variable Rate
B-2	Variable Rate(4)	$770,000	A	10.43	Subordinate/Variable Rate
B-3	Variable Rate(4)	$490,000	BBB	10.43	Subordinate/Variable Rate
Total Offered Class B Certificates:		$7,630,000
Total Offered Certificates:		$118,349,447
Non-Offered Certificates(7)
Class A Certificates:
A-3	Variable Rate(4)	$1,125,547	AAA	8.13	Senior/Accrual/Accretion Directed/Variable Rate
A-8	Variable Rate(4)	$2,955,006	AAA	14.47	Senior/Accrual/Accretion Directed/Variable Rate
A-9	Variable Rate(4)	$16,800,000	AAA	10.79	Senior/Accrual/Lockout/Variable Rate
Class B Certificates:
B-4 through B-6(8)	Variable Rate(4)	$770,000	(9)	10.43	Subordinate/Variable Rate
Total Non-Offered Certificates:		$21,650,553
Total Certificates:		$140,000,000

*The aggregate of the Certificate Principal Balances of the Offered Class A Certificates does not equal the “Total Offered Class A Certificates” due to rounding.

(1)	The initial certificate principal balance of each class of certificates is subject to a variance of +/- 10%.
(2)	See “Ratings” in this prospectus supplement.
(3)	The weighted average life of each class of offered certificates is subject to a variance of +/- 5%.
(4)	Varies according to the weighted average of the net mortgage rate on each mortgage loan.
(5)	Varies according to (i) the weighted average of the net mortgage rate on each mortgage loan minus (ii) 0.92% per annum.
(6)	Interest will accrue on a notional balance equal to the certificate principal balance of the Class A-4 Certificates.
(7)	Information with respect to the non-offered certificates is presented solely to aid in your understanding of the offered certificates. The non-offered certificates are not being offered hereby.
(8)	The Class B-4, Class B-5 and Class B-6 Certificates, which are not offered hereby, will have the features described in this term sheet and the related term sheet supplement.
(9)	The Class B-4, Class B-5 and Class B-6 Certificates, which are not offered hereby, will be rated from “BB” down to “Not Rated.”

Certain Transaction Information

Title of Series	PHH Mortgage Capital LLC, PHHMC Mortgage Pass-Through Certificates, Series 2006-4.

Issuing Entity	PHHMC Series 2006-4 Trust.

Cut-off Date	November 1, 2006.

Closing Date	November 29, 2006.

Depositor	PHH Mortgage Capital LLC, an affiliate of PHH Mortgage Corporation.

Sellers	PHH Mortgage Corporation, or PHH Mortgage, and Bishop’s Gate Residential Mortgage Trust, or Bishop’s Gate.

Sponsor and Master Servicer	PHH Mortgage Corporation.

Trustee	Citibank, N.A.

Distribution Date	Distributions on the offered certificates will be made on the 18th day of each month or, if the 18th day is not a business day, on the next business day, beginning in December 2006.

Offered Certificates	The classes of offered certificates and their pass-through rates and initial certificate principal balances or notional amounts are set forth in the table on the preceding page.

Agent Offered Certificates	Class A-1, Class A-2, Class A-4, Class A-5, Class A-6, Class A-7, Class B-1, Class B-2 and Class B-3 Certificates.

Senior Percentage	94.00% (+/- 1%)

Aggregate Class B Percentage	6.00% (+/- 1%)

Prepayment Assumption	300% PSA.

Final Scheduled Distribution Date	The distribution date occurring in December 2036.

Legal Investment	The Class A Certificates and Class B-1 Certificates will constitute “mortgage related securities” for purposes of SMMEA.

ERISA
The Class A Certificates and the Class B-1, Class B-2 and Class B-3 Certificates may be purchased by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations as described in the base prospectus and term sheet supplement under “ERISA Considerations

Tax
An election will be made to treat the trust as two real estate mortgage investment conduits for federal income tax purposes. The certificates, other than the Class R Certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes. For federal income tax purposes, the Class R Certificates will be the sole residual interest in each of the real estate mortgage investment conduits.

Principal Distributions on the Senior Certificates

Distributions of principal on the Senior Certificates on each distribution date will be made, after distribution of the Senior Interest Distribution Amount (other than the Accrual Distribution Amounts), as follows:

(a) Prior to the occurrence of the Credit Support Depletion Date:

(i) an amount equal to the Class A-3 Accrual Distribution Amount shall be distributed to the Class A-1 Certificates and Class A-2 Certificates, concurrently on a pro rata basis, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(ii) an amount equal to the Class A-8 Accrual Distribution Amount shall be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-6 and Class A-7 Certificates, in accordance with the priorities set forth below in clause (v)(B) below, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(iii) an amount equal to the Class A-9 Accrual Distribution Amount shall be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-6, Class A-7 and Class A-8 Certificates, in accordance with the priorities set forth below in clauses (v)(B) and (v)(C) below, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(iv) the Senior Principal Distribution Amount shall be distributed to the Class R-I Certificates and Class R-II Certificates, concurrently on a pro rata basis, until the Certificate Principal Balances thereof have been reduced to zero; and

(v) the balance of the Senior Principal Distribution Amount remaining after the distributions, if any, described in clause (iv) above shall be distributed in the following manner and priority:

(A) first, to the Class A-9 Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof has been reduced to zero, in an amount equal to the sum of (a) the Lockout Scheduled Percentage of the aggregate of the collections described in clauses (i), (ii) and (v) (to the extent clause (v) relates to clauses (i) and (ii)) of the definition of Senior Principal Distribution Amount and (b) the Lockout Prepayment Percentage of the aggregate of the collections described in clauses (iii) and (v) (to the extent clause (v) relates to clause (iii)) of the definition of Senior Principal Distribution Amount;

(B) second, concurrently as follows:

(1) 15.2656629599% of the Senior Principal Distribution Amount distributable under this clause (v)(B) in the following manner and priority:

(a) first, to the Class A-1 Certificates and Class A-2 Certificates, concurrently on a pro rata basis, in each case until the Certificate Principal Balance thereof has been reduced to zero; and

(b) second, to the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(2) 75.7933835421% of the Senior Principal Distribution Amount distributable under this clause (v)(B) to the Class A-4 Certificates and Class A-6 Certificates, in the following manner and priority:

(a) first, to the Class A-4 Certificates, until the Certificate Principal Balance thereof has been reduced to the Planned Principal Balance set forth in the table below entitled “Planned Principal Balances” for such distribution date;

(b) second, to the Class A-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(c) third, to the Class A-4 Certificates, without regard to the Planned Principal Balance for such distribution date, until the Certificate Principal Balance thereof has been reduced to zero; and

(3) 8.9409534980% of the Senior Principal Distribution Amount distributable under this clause (v)(B) to the Class A-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

(C) third, to the Class A-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(D) fourth, to the Class A-9 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

The following table sets forth for each distribution date the Planned Principal Balances for the PAC Certificates.

There is no assurance that sufficient funds will be available on any distribution date to reduce the Certificate Principal Balance of the PAC Certificates to the related Planned Principal Balance for that distribution date, or that distributions will not be made in excess of those amounts for that distribution date.

Planned Principal Balances

Distribution Date	Planned Principal Balance for Class A-4 Certificates
Initial Balance	$32,071,029.79
December 18, 2006	32,071,029.79
January 18, 2007	32,071,029.79
February 18, 2007	32,071,029.79
March 18, 2007	32,071,029.79
April 18, 2007	32,071,029.79
May 18, 2007	32,071,029.79
June 18, 2007	32,071,029.79
July 18, 2007	32,071,029.79
August 18, 2007	32,071,029.79
September 18, 2007	32,071,029.79
October 18, 2007	32,071,029.79
November 18, 2007	32,071,029.79
December 18, 2007	32,071,029.79
January 18, 2008	32,071,029.79
February 18, 2008	32,071,029.79
March 18, 2008	32,071,029.79
April 18, 2008	32,071,029.79
May 18, 2008	32,071,029.79
June 18, 2008	32,071,029.79
July 18, 2008	32,071,029.79
August 18, 2008	32,071,029.79
September 18, 2008	31,507,863.72
October 18, 2008	30,928,703.71
November 18, 2008	30,333,764.55
December 18, 2008	29,723,268.68
January 18, 2009	29,097,446.01
February 18, 2009	28,456,533.79
March 18, 2009	27,800,776.39
April 18, 2009	27,130,425.15
May 18, 2009	26,457,128.73
June 18, 2009	25,786,395.45
July 18, 2009	25,118,207.56
August 18, 2009	24,452,547.40
September 18, 2009	23,789,397.36
October 18, 2009	23,128,739.90
November 18, 2009	22,470,557.54
December 18, 2009	21,814,832.87
January 18, 2010	21,161,548.54
February 18, 2010	20,510,687.29
March 18, 2010	19,862,231.89
April 18, 2010	19,216,165.20
May 18, 2010	18,572,470.12
June 18, 2010	17,931,129.63
July 18, 2010	17,292,126.77
August 18, 2010	16,655,444.63
September 18, 2010	16,021,066.39
October 18, 2010	15,388,975.26
November 18, 2010	14,759,154.53
December 18, 2010	14,131,587.54
January 18, 2011	13,506,257.68
February 18, 2011	12,883,148.44
March 18, 2011	12,262,243.32
April 18, 2011	11,643,525.91
May 18, 2011	11,026,979.85
June 18, 2011	10,412,588.83
July 18, 2011	9,800,336.60
August 18, 2011	9,190,206.98
September 18, 2011	8,582,183.83
October 18, 2011	7,976,251.07
November 18, 2011	7,372,392.69
December 18, 2011	6,920,719.88
January 18, 2012	6,471,532.55
February 18, 2012	6,024,817.49
March 18, 2012	5,580,561.54
April 18, 2012	5,138,751.62
May 18, 2012	4,699,374.72
June 18, 2012	4,262,417.88
July 18, 2012	3,827,868.22
August 18, 2012	3,395,712.92
September 18, 2012	2,965,939.23
October 18, 2012	2,538,534.44
November 18, 2012	2,113,485.93
December 18, 2012	1,705,176.03
January 18, 2013	1,309,474.98
February 18, 2013	926,056.57
March 18, 2013	554,602.47
April 18, 2013	194,802.01
May 18, 2013 and thereafter	0.00

The Planned Principal Balances for each distribution date listed in the table above were calculated based on assumptions, including the assumption that prepayments on the mortgage loans occur each month at a constant level between approximately 100% PSA and approximately 400% PSA. The performance of the mortgage loans may differ from the assumptions used in determining those balances. The Planned Principal Balances listed in the table above are final and binding regardless of any error or alleged error in making the calculations. However, the Planned Principal Balances listed in the table above are subject to a variance of +/10%.

There can be no assurance that funds available for distributions of principal in reduction of the Certificate Principal Balance of the PAC Certificates will be sufficient or will not be in excess of, amounts needed to reduce its Certificate Principal Balance to the Planned Principal Balance for any distribution date. Distributions in reduction of the Certificate Principal Balance of the PAC Certificates may commence significantly earlier or later than would be anticipated based on the Planned Principal Balances shown in the table above. Distributions of principal in reduction of the Certificate Principal Balance of the PAC Certificates may end significantly earlier or later than would be anticipated based on the Planned Principal Balances shown in the table above. See “Certain Yield and Prepayment Considerations” in the related term sheet supplement for a further discussion of the assumptions used to produce the above table and the effect of prepayments on the mortgage loans on the rate of payments of principal and on the weighted average lives of those certificates.

Lockout Percentage — For any distribution date, the Certificate Principal Balance of the Lockout Certificates, divided by the aggregate Certificate Principal Balance of the Senior Certificates, in each case immediately prior to any allocations of losses or distributions on that distribution date.

Lockout Prepayment Percentage— For any distribution date, the product of (i) the Lockout Percentage and (ii) the Stepdown Percentage.

Lockout Scheduled Percentage — For any distribution date (i) occurring prior to the 61st distribution date, 0% and (ii) on or after the 61st distribution date, the Lockout Percentage.

Collateral Stipulations

Mortgage Loan Type: Conventional Prime Fixed Rate With An Original Maturity Of 30 Years Or Less
Aggregate Stated Principal Balance Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 10%): $115,000,000.00
Aggregate Stated Principal Balance Of 30 Year Fixed Rate Relocation Loans (+/- 10%): $25,000,000.00
Aggregate Stated Principal Balance Of All Fixed Rate Loans (+/- 10%): $140,000,000.00
Gross Weighted Average Coupon (+/- .10): 6.5238%
Weighted Average Remaining Maturity Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 6): 353 Months
Weighted Average Remaining Maturity Of 30 Year Fixed Rate Relocation Loans (+/- 6): 359 Months
Weighted Average Credit Score (-10): 747
Weighted Average Effective Loan-To-Value Ratio (+ 5): 71.1%
Average Original Mortgage Loan Balance (+/- 10%): $620,507
Single Family Detached, Including Planned Unit Developments: Not Less Than 82%
Maximum Percentage Of Interest Only Mortgage Loans (With An Initial Interest Only Period Of Ten or Fifteen Years): 12%
Maximum California Concentration: 22%
Weighted Average Servicing Fee (+/- .05): 0.250%
Full Documentation Type: Not Less Than 82%
Cash Out Refinance: Not Greater Than 29%
Investor Property: Not Greater Than 3%
Second/ Vacation Home: Not Greater Than 12%
Loan Principal Balance > $1mm <= $1.5mm: Not Greater Than 8%
Loan Principal Balance > $1.5mm: Not Greater Than 7%

The percentages set forth in the table above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date. Any weighted average is weighted based on the principal balances of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The numbers expressed in parentheses for a category above reflects the amount by which the numbers or percentages set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date. For example, the Gross Weighted Average Coupon percentage for the collateral could vary from 6.4238% to 6.6238% with respect to the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The percentage expressed in parentheses for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date. For example, the Aggregate Stated Principal Balance of the mortgage loans included in the collateral on the Closing Date, as of the Cut-off Date could be lower or higher than the amount specified by as much as 10%.